August 11, 2005

BY HAND DELIVERY

Ms. Angela Crane

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	The GSI Group, Inc.

Form 10-K for the year ended December 31, 2004

Filed April 15, 2005

File No. 333-43089

Dear Ms. Crane:

On behalf of our client, The GSI Group, Inc. (“GSI” or the “Company”), this letter responds to the comments raised in your letter of June 20, 2005 regarding the above-referenced filing (the “2004 10-K”). Each of your comments appears below in italics, numbered as in your letter, and is followed by GSI’s response. Capitalized terms used but not specifically defined herein have the meanings set forth in the 2004 10-K.

As we have discussed, since prior to the receipt of the Staff’s comment letter, the Company has been diligently evaluating whether a restatement of its financial statements was necessary in light of past errors that have been discovered by new management. This has delayed the Company’s ability to respond to the Staff’s comments. As described in greater detail below, the Company, in conjunction with its independent auditors, BKD, LLP, has now determined that a restatement is required. A Form 10-K/A for the period ended December 31, 2004 will be filed on or before August 12, 2005. A Form 10-Q/A for the period ended April 1, 2005 will also be filed to reflect the restatement of the Company’s financial statements for such period.

Form 10-K for the year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 17

1.	We note the significant inventory and accounts receivable balances at December 31, 2004. Please discuss these balances and their related turnover/collection rates on a comparative basis and the reasons for the significant increases in the current year. Also, explain the basis of your conclusions regarding the recoverability of inventory and accounts receivable as of the most recent balance sheet date.

Inventory - Restatement

GSI’s 2004 Form 10-K reported an inventory balance as of December 31, 2004 of $53.6 million. On July 12, 2005 the Company filed a Current Report on Form 8-K reporting management’s determination that the reported inventory balance may contain material errors which could require a restatement of historical results.

Ms. Angela Crane

August 11, 2005

The Company, in conjunction with its independent auditors, BKD, LLP, has now determined that a restatement is necessary to correct for historical errors in inventory accounting. The identified errors relate to three separate issues: i) capitalization rates of overhead expense in inventory, which were inconsistent with actual spending; ii) the capitalization of warranty and R&D costs in inventory, which management believes should have been expensed in their entirety; and iii) improper application of the Company’s policy for establishing reserves for slow moving inventory, which resulted in inadequate historical reserve levels. The Company has determined that the cumulative impact of the restatement on the year-end inventory balance is approximately $4.9 million. GSI intends to file the details of this restatement in a report on Form 10-K/A for the year ending December 31, 2004 on or before August 12, 2005.

Inventory – General Discussion

On a restated basis, GSI has determined that its year end inventory balances for the fiscal years ending December 31, 2004 and December 31, 2003 were as follows (in thousands):

	2004	2003
Raw materials	$22,786	$13,653
Work-in-process	7,581	14,843
Finished goods	18,196	13,889

	48,653	42,385

These balances represent inventory turnover rates of 4.6x and 4.4x in 2004 and 2003, respectively. From 2003 to 2004, on a restated basis, total inventory increased by 15%, while cost of goods, on a restated basis, increased by 19%. A more specific discussion of the year over year change in the components of inventory follows:

(a)	Raw materials: Raw material inventory increased 67% from 2003 to 2004. This was driven by i) growth in sales driven by favorable trends in GSI’s end markets (which management expects to continue in 2005); and ii) opportunistic purchases by management of raw materials during the 4th quarter in anticipation of rising steel costs in 2005.

(b)	Work-in-process: Work-in-process inventory decreased by 49% during the year as a result of continuing implementation of lean manufacturing techniques as well as improved tracking and monitoring of work in process inventory in GSI’s plants.

(c)	Finished goods: Finished goods inventory increased 31% during the year. This was mainly attributable to sales growth during the year.

For a discussion on the Company’s policy for reserving for slow moving and obsolete inventory, please see the answer to your Comment 3 below.

Accounts Receivable

Accounts Receivable decreased from $27.1 million in 2003 to $24.7 million in 2004. This represented 42 days of sales outstanding in 2003 and 30 days of sales outstanding in 2004. The Company offers payment terms to its customers ranging from 30 to 90 days, depending on the circumstance. As of the end of 2004, the aging of the Company’s gross trade receivable balance was substantially similar to the aging as of the end of 2003.

Ms. Angela Crane

August 11, 2005

Historically, the Company has experienced collection rates of approximately 99% of sales.

The change in the Company’s accounts receivable balance from 2003 to 2004 was attributable to a combination of the following factors:

(a)	FarmPRO, Inc. Receivable Write Off: GSI wrote off $2.6 million in accounts receivable from FarmPRO, Inc. in 2004 the majority of which was recorded in 2003 or prior years, in connection with their restructuring and subsequent sale (see the Company’s answer to your Comment six below.).

(b)	Reversal of YCII Receivable Reserve: In 2004, GSI reversed $0.4 million of a reserve that the Company recorded in 2003 in respect of amounts receivable from YCII, a customer with whom GSI has a dispute relating to a grain facility erection project begun in 1998.

(c)	Other: In 2004, GSI shifted a significant number of international accounts to prepay only accounts, in order to reduce bad debt expense. Furthermore, GSI improved its collection policies relating to certain of its product lines, in particular the transport augers, which contributed to a decrease in days outstanding.

(d)	Increase in Reserve for Doubtful Accounts: GSI’s reserve for doubtful accounts increased to $3.4 million during the fiscal year 2004 from $2.7 million in 2003.

As of December 31, 2004, GSI’s allowance for doubtful accounts represented 12% of gross trade receivables. This allowance is determined quarterly by management through a review of individual account payment activity. The Company has reviewed the allowance recorded as of December 31, 2004 and considers it to be a fair and adequate representation of the general recoverability of GSI’s trade receivables.

Financial Statements

Report of Independent Registered Public Accounting Firm – Page 23

2.	Please provide us with a copy of the signed audit opinion. Please ensure future filings include a properly signed audit opinion from your auditors.

A copy of the signed audit opinion is enclosed. GSI hereby confirms that it will include in future filings a properly signed audit opinion from its auditors.

Note 2. Summary of Significant Accounting Policies, page 31

Inventories, page 32

3.	Tell us more about your reserves for obsolete or slow moving inventory. Tell us the method of measuring inventory obsolescence. If your policy is different for inventory items and categories, please explain.

As of December 31, 2004, the Company’s policy for reserving for obsolete or slow moving inventory was to accrue reserves in the amount of the excess of amounts on hand over the trailing 36 month sales volumes for all finished goods and work in progress inventory, unless such excess amounts relate to newly introduced SKUs for which the Company has no long term sales history, in which case no reserve is applied. The Company did not have in place a policy for reserving for raw material inventory.

Ms. Angela Crane

August 11, 2005

On July 8, 2005, management determined that the slow moving inventory reserve carried on the balance sheets for the years ending December 31, 2004, 2003, and 2002 (and the quarterly periods contained therein) as well as for the quarter ending March 31, 2005, were inconsistent with amounts derived by the application of this methodology.

Pursuant to this discovery, the Company issued a current report on Form 8-K on July 12, 2005, communicating its intention to restate prior period financials for this error, if necessary and stating that the Company’s previously issued financial statements should not be relied upon. Subsequently, management has determined that a restatement is necessary to correct for errors therein. As noted above, the Company will file a Form 10-K/A incorporating such restatement; additionally, a Form 10-Q/A for the quarter ending March 31, 2005 will be filed correcting for the same errors in that period. The cumulative balance sheet impact as of December 31, 2004 of the restatement of the obsolete and slow moving inventory reserve is approximately $1.6 million.

Note 10. Employee Benefit Plans, page 38

4.	Please tell us where the non-recourse promissory notes are recorded in your financial statements. Discuss the consideration given to reflecting the advances to stockholders as a reduction of stockholders’ equity. If the stockholders’ stock is collateral for the advance, it appears that the amount should he reflected as a reduction of equity. See the related guidance in SAB Topics 4E and 4G. Please advise.

The non-recourse promissory notes described on page 38 of the 2004 10-K were issued by GSI’s former majority stockholder, Craig Sloan, as consideration for stock purchased by certain management members from him. GSI was not a party to these transactions. As such, the Company does not consider SAB Topics 4E and 4G to be applicable, and the Company did not record the promissory note balances on its balance sheet. On the balance sheet, GSI accounted for the share ownership pursuant to these transactions under APB Opinion No. 25 and credited Paid In Capital by the amount of compensation expense charged against net income.

Note 12. Commitments and Contingencies, page 41

5.	We note that Rabobank International is entitled to a success fee if the company is sold in the next twelve months. Since the company is being sold to Charlesbank Equity Fund, please tell us the amount of the success fee and if it was accrued as of the balance sheet date.

On October 5, 2004, GSI entered into a letter agreement (the “Rabobank Agreement”) with Rabobank International. The Rabobank Agreement entitled Rabobank to, among other things, a success-based fee upon the consummation of a transaction in which all or a portion of the shares of GSI or all or a majority of its assets are transferred to another person or entity (a “Transaction”). The amount of the success-based fee payable to Rabobank was determined based on the aggregate valuation of the consummated Transaction.

Ms. Angela Crane

August 11, 2005

On April 6, 2005, the stockholders of GSI entered into an agreement (the “Purchase Agreement”) with an affiliate of Charlesbank Equity Fund V, Limited Partnership, to sell all of the outstanding stock of GSI. The valuation of the stock sale contemplated in this agreement was subject to adjustment for, among other things, dividends and seller transaction expenses. The consummation of the transaction was contingent on numerous events, including the satisfactory receipt of public market financing, the absence of material adverse changes, and the satisfactory completion of employment agreements with nine of the top 13 senior managers of the Company.

On May 16, 2005, Rabobank was paid $2.8 million in consideration for the sale on the same date of all of the outstanding stock of GSI pursuant to the Purchase Agreement.

No amounts in respect of the Rabobank Agreement were accrued on GSI’s balance sheet as of December 31, 2004, as management considered the amounts due to be contingent in nature and a Type II Subsequent Event (not a Type I Subsequent Event), requiring footnote disclosure only. In particular, the Company considered the fact that the transaction was highly contingent in nature until three days prior to the closing due to the buyer’s contingency clause relating to the successful consummation of a public market debt financing. Subsequently, the amount due to Rabobank was recorded by the Company as a charge to S,G&A..

Note 15. Business Combinations, page 41

6.	We noted that you acquired the outstanding shares of FarmPro on December 22, 2004 and subsequently sold it for a loss of $7.2 million prior to December 31, 2004. Please respond to the following:

•	Explain in detail how you valued and recorded the acquisition and subsequent sale. Demonstrate that your accounting complied with GAAP.

•	We assume that the acquired company does not meet the significance criteria set forth under Rule 3-05 of Regulation S-X. Please confirm and provide all supporting calculations.

•	Tell us the business purpose of the simultaneous purchase and sale of FarmPro. Explain any relations between you, your shareholders and FarmPro.

•	Tell us the nature and how you determined the fair value of the assets retained and liabilities assumed. Clarify if amounts are in thousands.

•	Tell us the nature and the accounting for the $4.5 million guarantee for FarmPro.

We may have additional comments after reviewing your response.

Business Combination

On December 22, 2004, GSI participated in two simultaneous transactions that ultimately resulted in the sale of FarmPro, Inc. to an unrelated third party. The transaction was governed by and recorded under FAS 141, Business Combinations. The details of the transaction were outlined in an Asset Purchase Agreement between the three parties dated December 22, 2004.

Ms. Angela Crane

August 11, 2005

The essential elements of the transaction were the acquisition of 100% of the common stock of FarmPro, Inc. by GSI, the write-off of the accounts receivable due GSI from FarmPro, Inc., the performance by GSI under a guarantee of the line of credits facility for FarmPro, Inc. and the sale of the majority of assets of FarmPro, Inc. to the unrelated third party. Because of the nature and effect of the transaction, one must collapse the accounting together to record the end result rather than allocate the purchase price and then remove the assets recorded upon the sale.

The assets and liabilities were ultimately valued at their fair market value as determined by the negotiations between a willing buyer and a willing seller. The balance sheet of FarmPro, Inc. detailing the assets and liabilities as of December 22, 2004 was the basis for recording the transaction.

As part of the agreement, the buyer was allowed to hold back $250,000 of the purchase price for a 12-month period for items as outlined in the agreement. Additionally, GSI agreed to pay 5% of every account receivable collected by buyer to cover the cost of the collection effort.

For all work in progress as of the date of closing, GSI and the buyer, under terms of the agreement, will split any profit upon completion. However, due to the uncertainty of this gain contingency, nothing was recorded on the books of GSI.

In simple terms, the transactions resulted in the following:

Loss from performance under guarantee	$4,500,000
Loss from accounts receivable write off	2,617,900
Loss from expenses paid, net of proceeds received	33,763

Total Loss	$7,151 663

In conclusion, the purchase and sale of FarmPro, Inc. was a simultaneous transaction that was governed by FAS 141, Business Combinations. The assets and liabilities were valued at fair market value as negotiated by a willing buying and willing seller. Remaining assets and liabilities were valued at estimated fair market value based on the facts and circumstances known at the time.

See attached Annex A.

Business Purpose

There were numerous factors that went into the business decision to purchase and sell FarmPro, Inc. in a simultaneous transaction. GSI and FarmPro, Inc. had transacted business for quite some time. In 1997, GSI and FarmPro, Inc. had entered into a distributor agreement whereby FarmPro, Inc. would purchase 90% of its equipment needs from GSI through November, 2005, an option and shareholder agreement whereby GSI had the option to acquire up to 60% of the common stock of FarmPro, Inc. through November, 2006 for a formula of book value per share or $1, whichever was higher, and a guarantee of FarmPro, Inc. debt by GSI that had started at $6 million and was reduced to $4.5 million in 2004. These agreements were negotiated with FarmPro, Inc. as a marketing and sales strategy for the hog equipment industry at the time. In reviewing the industry position of FarmPro, Inc. in 2004 and the long-term strategy of GSI, it was decided by management of GSI that the relationship with FarmPro, Inc. needed to change. Since FarmPro, Inc. was not in a financial position to provide a source of customer service to the ultimate end-user of GSI equipment, GSI recognized that its financial risk may only increase in the future to support FarmPro, Inc.’s position in the market. Additionally, GSI was pursuing a sale of its own and recognized the guarantee of FarmPro, Inc. would only reduce the ultimate purchase price.

Ms. Angela Crane

August 11, 2005

GSI encouraged FarmPro, Inc. in early 2004 to pursue a buyer. Based on the hog industry competition, the best suited buyer was a significant competitor of FarmPro, Inc. As the strategy of selling GSI progressed and became more of a reality in the second half of 2004, a business decision was made to “broker” a deal for FarmPro, Inc. Thus, GSI made its intentions known that they would exercise the option to acquire the stock of FarmPro, Inc. and entered into negotiations with the buyer. Thus the business decision to limit financial risk, provide end-users of GSI equipment with a solid source of customer service and remove the financial guarantee from negotiations of the sale of its own stock led to the decision to broker a deal that culminated in the simultaneous purchase and sale by GSI of FarmPro, Inc.

$4.5 Million Guarantee

The $4.5 million guarantee actually dates back to 1997 when GSI guaranteed up to $6.0 million of the line of credit facility for FarmPro, Inc. This was done in conjunction with a distributor agreement and option and shareholder agreement. The $6.0 million guarantee was reduced to $5.0 million in 2001, $4.7 million in 2002 and $4.5 million in 2004. Each year this guarantee was disclosed in GSI’s financial statement footnotes under related party disclosures. With the adoption of FIN 45 related to guarantees, this guarantee was reviewed under the guidance of that pronouncement. A liability of $93,000 was established on April 1, 2004 until such time as the performance under the guarantee occurred in December 2004.

Item 9A. Controls and Procedures, page 45

7.	Please revise your disclosure to address changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

The Company has revised this disclosure to clarify that no changes were made to GSI’s internal control over financial reporting during the fourth quarter of 2004 in the 10-K/A for period ended December 31, 2004 to be filed before August 12, 2005.

* * * * * * *

Pursuant to your comment letter, GSI hereby acknowledges that:

•	GSI is responsible for the adequacy and accuracy of the disclosure in its 2004 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its 2004 10-K; and

•	GSI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

* * * * * * *

Ms. Angela Crane

August 11, 2005

We stand ready to discuss these responses with you at your earliest convenience. Please do not hesitate to call me at (212) 841-1060. Thank you in advance for your continued assistance.

Sincerely,

/s/ Bruce C. Bennett
Bruce C. Bennett

cc:	Ms. Julie Sherman, Staff Accountant

Mr. Martin James, Senior Assistant Chief Accountant

Securities and Exchange Commission

Mr. William Branch

Mr. Randall Paulfus

Ms. Ann Montgomery

The GSI Group, Inc.

Mr. Andrew Janower

Mr. Michael Choe

Charlesbank Capital Partners, LLC

Mr. Robert Girardin

Tatum Partners

Annex A

The GSI Group, Inc.

Purchase and Sale of FarmPro, Inc.

	Balance Sheet	Purchased by Third Party	Balances Remaining After Purchase		GSI Group Activity	Adjustments to Record Assets at Fair Market Value	Balances Retained	Loss on Sale
Cash	$53,986	$—	$53,986			$(53,986)
Accounts Receivable	415,163	$(404,126)	11,037			1,688	$12,725
Other
Receivables	28,275	(1,000)	27,275			—	27,275
Inventory	561,725	(383,129)	178,596			(175,596)	3,000
Under billings	95,004	(95,037)	(33)			33	—
Property and equipment, net	$245,220	(156,988)	88,232			(88,232)	—

Total assets	$1,399,373	$(1,040,280)	$359,093			$(316,093)	$43,000

Liabilities
Line of credit	$4,750,878		$4,750,878	1	$(4,769,249)	$18,371
Due to GSI Group, Inc.	290,000		290,000	2	$(290,000)
Accounts payable	2,465,383	$(93,000)	2,372,383	2	$(2,327,900)	(44,483)
Overbillings	243,227	(222,744)	20,483	3	$(442,050)	421,567
Accrued expenses	(70,446)	—	(70,446)		—	110,446	$40,000

Total liabilities	$7,679,042	$(315,744)	$7,363,298		$(7,829,199)	$505,901	$40,000
Equity Deficit	$(6,279,669)	$(724,536)	$7,004,205		$(7,829,199)	$(821,994)	$3,000

Total liabilities and equity	$1,399,373	$(1,040,280)	$359,093		$—	$(316,093)	$43,000

The GSI Group, Inc.
Cash		$474,536
Holdback receivable						$200,000 [4]	$200,000
Loss on sale		$(474,536)			$7,829,199	$(200,000)	$(3,000)	$7,151,663

1	The GSI Group, Inc. performs under its guarantee of the FarmPro, Inc. line of credit.
2	The GSI Group, Inc. forgives the accounts receivable due from FarmPro, Inc.
3	The GSI Group, Inc. pays for expenses for FarmPro, Inc. to complete operations through closing.
4	The Holdback was reduced, from $250,000 to $200,000 based on Management’s estimate of collectiblity.

Annex A (continued)

Asset Purchase Agreement

by

FarmPro, Inc. and The GSI Group, Inc. (jointly and severally the “Seller”)

and

Hog Slat, Incorporated (“Buyer”)

December 22, 2004

Closing Statement

Purchase Price Payable to Seller at Closing:
Inventory	$383,128.62
Accounts Receivable	404,126.39
Fixed Assets	156,987.74
Work-in-Progress	95,037.00
Other Assets	1,000.00

Less:

Warranty Accrual	50,000.00
Iowa Sales Tax payable	43,000.00
Work-in-progress liability	222,744.00
Holdback funds retained by Buyer	250,000.00

Total Payable to Seller at Closing:	$474,535.75

Annex A (continued)

Rule 3-05 Regulation S-X

	FarmPro, Inc.	%	The GSI Group, Inc.	%	Total	%
Total assets/Total assets	$1,399,373	1.02%	$135,612,000	98.98%	$137,011,373	100.00%
Net Sales/Net Sales, Note 1	$9,995,279	3.35%	$288,131,000	96.65%	$298,126,279	100.00%
Purchase Price/Total Assets	$165,000	0.12%	$135,612,000	99.88%	$135,777,000	100.00%

In each category, FarmPro, Inc. represents less than 20% of the combined total. As such Rule 3-05 of Regulation S-X does not apply.

Note 1: Net Sales/Net Sales was substituted for Net income/Net income in the above calculation. Farm Pro, Inc., unaudited, reported a loss of $930,991 for the year ended December 31, 2004. The GSI Group, Inc. reported net income from continuing operations of $1,776,000 on sales of $288,131,000 for the year ended December 31, 2004. As GSI Group, Inc.’s net income was less than one percent of revenue, it is not considered a relevant measure for purposes of these tests.